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                             July 30, 2021

       David P. Berg
       Chief Executive Officer
       European Wax Center, Inc.
       5830 Granite Parkway, 3rd Floor
       Plano, Texas 75024

                                                        Re: European Wax
Center, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 28, 2021
                                                            File No. 333-257874

       Dear Mr. Berg:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments, page 10

   1. We note Footnote 1 to the table on page 10 that "store sales growth for the 13 weeks ended June 26, 2021 is
calculated in comparison to the 13 weeks ended June 29, 2019 due to the significant
decline in our sales in 2020 due to COVID-19." To ensure consistency with the other results
and metrics in your table, please revise to include the metric for
                                                        2020. To provide
additional context for this metric, please consider discussing in the footnote or narrative
disclosure known trends and uncertainties that have had, or that you reasonably expect will
have, a material favorable or unfavorable impact on this metric in light of the impact of
COVID-19 in your business, if needed. Please make similar
                                                        changes to the table on
page 24 with respect to Footnote 2 and your presentation for the 13
 David P. Berg
European Wax Center, Inc.
July 30, 2021
Page 2
         weeks ended March 27, 2021 and the table on page 83.
       You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



FirstName LastNameDavid P. Berg                            Sincerely,
Comapany NameEuropean Wax Center, Inc.
                                                           Division of
Corporation Finance
July 30, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName